

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

<u>Via E-mail</u>
Mr. Alonzo Pierce
Chief Executive Officer
Emperial Americas, Inc.
Sarasota Courthouse Center
1990 Main Street
Suite 150
Sarasota, FL 34236

      Re: **Emperial Americas, Inc.**
              Item 4.01 Form 8-K
              Filed March 26, 2012
              File No. 001-35130

Dear Mr. Pierce:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jim B. Rosenberg

              Jim B. Rosenberg
              Senior Assistant Chief Accountant